Exhibit 99.1

22 September 2023

TRANSACTION IN OWN SHARES

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its programme announced on September 19, 2023 to purchase its ordinary shares, no par value per share (“Ordinary Shares”) up to a maximum aggregate amount of £4.0 million (the “Programme”) in connection with forthcoming vesting of restricted stock units under the Burford Capital 2016 Long Term Incentive Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	September 21, 2023
Aggregate number of Ordinary Shares purchased:	64,540
Lowest price paid per Ordinary Share (GBp):	1162.00
Highest price paid per Ordinary Share (GBp):	1190.00
Volume weighted average price paid per Ordinary Share (GBp):	1173.0140

Ordinary Shares purchased pursuant to the Programme will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,049,877, of which 219,487 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,830,390 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Programme.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction	Trading venue
352	1180.00	09:02:06	AIMX
381	1182.00	09:14:55	AIMX
373	1182.00	09:14:55	AIMX
382	1182.00	09:14:55	AIMX
372	1175.00	10:29:59	AIMX
200	1176.00	11:59:46	AIMX
156	1176.00	11:59:46	AIMX
408	1176.00	11:59:46	AIMX

1	1182.00	12:00:28	AIMX
300	1184.00	12:02:03	AIMX
400	1184.00	12:02:03	AIMX
854	1184.00	12:02:03	AIMX
200	1186.00	12:02:30	AIMX
198	1186.00	12:02:30	AIMX
154	1189.00	12:07:27	AIMX
182	1189.00	12:07:27	AIMX
100	1186.00	12:07:31	AIMX
87	1190.00	12:09:32	AIMX
100	1190.00	12:09:32	AIMX
666	1190.00	12:09:39	AIMX
344	1189.00	12:12:58	AIMX
58	1186.00	12:13:40	AIMX
300	1186.00	12:13:40	AIMX
40	1186.00	12:13:40	AIMX
341	1185.00	12:14:14	AIMX
363	1180.00	12:55:53	AIMX
12	1179.00	12:57:43	AIMX
116	1178.00	12:58:28	AIMX
331	1181.00	13:07:28	AIMX
390	1181.00	13:14:28	AIMX
53	1179.00	13:21:47	AIMX
278	1179.00	13:21:47	AIMX
367	1178.00	13:21:47	AIMX
371	1176.00	14:08:30	AIMX
426	1176.00	14:09:38	AIMX
355	1176.00	14:17:58	AIMX
471	1175.00	14:17:58	AIMX
374	1176.00	14:18:29	AIMX
115	1178.00	14:23:55	AIMX
115	1178.00	14:23:55	AIMX
1	1178.00	14:23:55	AIMX
142	1178.00	14:30:35	AIMX
131	1178.00	14:30:35	AIMX
263	1178.00	14:30:35	AIMX
68	1178.00	14:30:35	AIMX
53	1178.00	14:30:35	AIMX
73	1178.00	14:30:35	AIMX
60	1178.00	14:30:35	AIMX
100	1178.00	14:30:35	AIMX

39	1178.00	14:30:35	AIMX
150	1177.00	14:30:35	AIMX
350	1177.00	14:30:35	AIMX
70	1178.00	14:30:35	AIMX
82	1176.00	14:30:35	AIMX
136	1176.00	14:30:35	AIMX
121	1176.00	14:30:35	AIMX
201	1176.00	14:30:35	AIMX
100	1176.00	14:30:35	AIMX
71	1176.00	14:30:35	AIMX
91	1169.00	14:31:08	AIMX
100	1169.00	14:31:08	AIMX
174	1169.00	14:31:08	AIMX
100	1177.00	14:32:31	AIMX
274	1177.00	14:32:31	AIMX
296	1176.00	14:32:31	AIMX
200	1176.00	14:33:33	AIMX
154	1176.00	14:33:33	AIMX
254	1174.00	14:33:59	AIMX
100	1174.00	14:33:59	AIMX
55	1174.00	14:33:59	AIMX
125	1172.00	14:33:59	AIMX
150	1172.00	14:33:59	AIMX
52	1172.00	14:33:59	AIMX
9	1172.00	14:33:59	AIMX
289	1172.00	14:33:59	AIMX
102	1175.00	14:38:16	AIMX
54	1175.00	14:38:16	AIMX
150	1175.00	14:38:17	AIMX
38	1175.00	14:38:17	AIMX
24	1175.00	14:38:17	AIMX
288	1175.00	14:38:17	AIMX
88	1175.00	14:39:52	AIMX
369	1175.00	14:39:52	AIMX
156	1174.00	14:39:52	AIMX
81	1174.00	14:39:52	AIMX
39	1174.00	14:39:52	AIMX
38	1174.00	14:39:52	AIMX
100	1172.00	14:42:51	AIMX
308	1172.00	14:42:51	AIMX
74	1172.00	14:47:51	AIMX

1	1172.00	14:47:52	AIMX
1	1172.00	14:51:41	AIMX
397	1172.00	14:52:06	AIMX
327	1172.00	14:52:06	AIMX
406	1172.00	14:52:06	AIMX
345	1170.00	14:52:31	AIMX
175	1176.00	14:55:17	AIMX
343	1176.00	14:55:17	AIMX
178	1176.00	14:55:17	AIMX
5	1175.00	14:55:27	AIMX
49	1175.00	14:55:27	AIMX
123	1175.00	14:55:27	AIMX
24	1175.00	14:55:27	AIMX
162	1175.00	14:55:27	AIMX
41	1172.00	14:55:27	AIMX
297	1172.00	14:55:27	AIMX
402	1170.00	14:57:25	AIMX
150	1169.00	14:57:25	AIMX
100	1169.00	14:57:25	AIMX
10	1169.00	14:57:25	AIMX
50	1169.00	14:57:26	AIMX
76	1169.00	14:57:28	AIMX
431	1167.00	15:05:48	AIMX
399	1167.00	15:05:48	AIMX
230	1166.00	15:05:48	AIMX
33	1167.00	15:05:48	AIMX
33	1167.00	15:05:48	AIMX
112	1167.00	15:05:48	AIMX
33	1167.00	15:05:48	AIMX
47	1167.00	15:05:48	AIMX
31	1163.00	15:05:55	AIMX
35	1163.00	15:05:55	AIMX
92	1163.00	15:05:55	AIMX
90	1163.00	15:05:55	AIMX
47	1163.00	15:05:55	AIMX
74	1164.00	15:05:55	AIMX
135	1164.00	15:05:55	AIMX
65	1163.00	15:08:00	AIMX
30	1163.00	15:08:00	AIMX
300	1163.00	15:08:00	AIMX
9	1163.00	15:08:00	AIMX

103	1163.00	15:08:00	AIMX
38	1163.00	15:08:00	AIMX
200	1162.00	15:08:17	AIMX
150	1162.00	15:08:17	AIMX
83	1173.00	15:12:04	AIMX
100	1172.00	15:12:17	AIMX
256	1172.00	15:12:17	AIMX
100	1173.00	15:12:45	AIMX
200	1173.00	15:12:45	AIMX
44	1173.00	15:12:45	AIMX
41	1172.00	15:12:45	AIMX
275	1172.00	15:14:42	AIMX
86	1172.00	15:14:42	AIMX
374	1172.00	15:14:42	AIMX
110	1171.00	15:14:42	AIMX
49	1171.00	15:14:42	AIMX
100	1171.00	15:14:42	AIMX
44	1171.00	15:14:42	AIMX
88	1171.00	15:14:42	AIMX
64	1171.00	15:20:11	AIMX
592	1171.00	15:20:11	AIMX
6	1171.00	15:20:11	AIMX
137	1171.00	15:20:11	AIMX
38	1171.00	15:20:11	AIMX
104	1171.00	15:20:11	AIMX
85	1171.00	15:20:11	AIMX
34	1171.00	15:20:11	AIMX
102	1171.00	15:20:11	AIMX
137	1171.00	15:20:11	AIMX
104	1171.00	15:20:11	AIMX
28	1171.00	15:20:11	AIMX
100	1172.00	15:23:20	AIMX
50	1172.00	15:23:20	AIMX
200	1172.00	15:23:20	AIMX
38	1172.00	15:23:20	AIMX
100	1172.00	15:24:08	AIMX
210	1172.00	15:24:08	AIMX
38	1172.00	15:24:08	AIMX
114	1172.00	15:25:21	AIMX
272	1172.00	15:25:21	AIMX
165	1172.00	15:25:21	AIMX

150	1172.00	15:25:21	AIMX
8	1172.00	15:25:44	AIMX
62	1172.00	15:25:44	AIMX
100	1172.00	15:26:01	AIMX
100	1172.00	15:26:09	AIMX
100	1172.00	15:26:22	AIMX
50	1172.00	15:26:22	AIMX
28	1172.00	15:26:22	AIMX
144	1171.00	15:29:27	AIMX
116	1171.00	15:29:27	AIMX
86	1171.00	15:29:27	AIMX
50	1170.00	15:29:27	AIMX
67	1171.00	15:34:42	AIMX
34	1171.00	15:34:42	AIMX
33	1171.00	15:34:42	AIMX
33	1171.00	15:34:42	AIMX
39	1170.00	15:34:42	AIMX
106	1170.00	15:34:42	AIMX
67	1170.00	15:34:42	AIMX
106	1170.00	15:34:59	AIMX
101	1171.00	15:39:32	AIMX
249	1171.00	15:39:32	AIMX
150	1171.00	15:39:32	AIMX
399	1171.00	15:39:32	AIMX
101	1171.00	15:39:32	AIMX
210	1171.00	15:39:32	AIMX
100	1171.00	15:39:32	AIMX
100	1171.00	15:39:32	AIMX
50	1171.00	15:39:32	AIMX
100	1172.00	15:39:35	AIMX
121	1172.00	15:39:38	AIMX
800	1172.00	15:39:38	AIMX
150	1172.00	15:40:00	AIMX
539	1172.00	15:40:00	AIMX
833	1172.00	15:40:00	AIMX
61	1170.00	15:40:01	AIMX
59	1170.00	15:40:01	AIMX
230	1170.00	15:40:01	AIMX
200	1172.00	15:42:18	AIMX
150	1172.00	15:42:18	AIMX
280	1172.00	15:44:11	AIMX

201	1172.00	15:44:11	AIMX
199	1172.00	15:44:11	AIMX
50	1172.00	15:44:11	AIMX
50	1172.00	15:44:11	AIMX
100	1172.00	15:44:11	AIMX
129	1172.00	15:46:00	AIMX
47	1172.00	15:46:00	AIMX
205	1172.00	15:46:00	AIMX
47	1172.00	15:46:00	AIMX
48	1172.00	15:46:00	AIMX
118	1172.00	15:47:25	AIMX
26	1172.00	15:47:25	AIMX
497	1172.00	15:47:25	AIMX
300	1172.00	15:47:25	AIMX
66	1172.00	15:47:25	AIMX
71	1172.00	15:47:25	AIMX
260	1172.00	15:47:25	AIMX
47	1169.00	15:58:19	AIMX
243	1169.00	15:58:44	AIMX
205	1170.00	15:58:49	AIMX
5545	1170.00	15:58:49	AIMX
253	1169.00	15:58:49	AIMX
44	1169.00	15:58:49	AIMX
167	1169.00	15:58:49	AIMX
67	1169.00	15:58:49	AIMX
112	1169.00	15:58:49	AIMX
260	1170.00	15:58:49	AIMX
401	1169.00	15:59:50	AIMX
133	1168.00	16:04:41	AIMX
403	1168.00	16:04:41	AIMX
370	1168.00	16:04:41	AIMX
213	1168.00	16:09:32	AIMX
213	1168.00	16:09:32	AIMX
432	1169.00	16:09:32	AIMX
3669	1169.00	16:09:32	AIMX
39	1169.00	16:09:39	AIMX
49	1169.00	16:09:39	AIMX
39	1169.00	16:09:39	AIMX
67	1169.00	16:09:39	AIMX
39	1169.00	16:09:39	AIMX
246	1169.00	16:09:39	AIMX

1	1169.00	16:12:40	AIMX
27	1169.00	16:12:40	AIMX
200	1169.00	16:12:40	AIMX
150	1169.00	16:12:40	AIMX
74	1169.00	16:12:40	AIMX
76	1169.00	16:12:40	AIMX
100	1169.00	16:13:23	AIMX
50	1169.00	16:13:23	AIMX
200	1169.00	16:13:44	AIMX
150	1169.00	16:13:44	AIMX
103	1169.00	16:13:44	AIMX
55	1169.00	16:13:44	AIMX
100	1169.00	16:13:44	AIMX
70	1169.00	16:13:44	AIMX
100	1169.00	16:14:10	AIMX
50	1169.00	16:14:10	AIMX
96	1169.00	16:14:10	AIMX
4	1169.00	16:14:10	AIMX
100	1169.00	16:14:10	AIMX
2500	1171.00	16:17:28	AIMX
488	1171.00	16:17:28	AIMX
67	1171.00	16:17:29	AIMX
388	1171.00	16:17:30	AIMX
400	1171.00	16:17:30	AIMX
465	1171.00	16:17:30	AIMX
450	1171.00	16:17:30	AIMX
148	1171.00	16:17:31	AIMX
71	1171.00	16:17:31	AIMX
87	1171.00	16:17:31	AIMX
100	1172.00	16:18:36	AIMX
100	1172.00	16:18:36	AIMX
100	1172.00	16:18:36	AIMX
20	1172.00	16:18:36	AIMX
100	1173.00	16:18:41	AIMX
100	1173.00	16:18:41	AIMX
100	1173.00	16:18:41	AIMX
50	1173.00	16:18:41	AIMX
798	1173.00	16:18:41	AIMX
100	1173.00	16:18:41	AIMX
137	1173.00	16:18:41	AIMX
178	1173.00	16:18:41	AIMX

50	1173.00	16:18:41	AIMX
50	1173.00	16:18:41	AIMX
31	1173.00	16:19:18	AIMX
200	1173.00	16:19:18	AIMX
594	1173.00	16:19:18	AIMX
65	1173.00	16:19:18	AIMX
135	1173.00	16:19:18	AIMX
100	1173.00	16:19:18	AIMX
67	1173.00	16:19:18	AIMX
48	1173.00	16:19:18	AIMX
100	1173.00	16:19:18	AIMX
150	1173.00	16:19:18	AIMX
85	1173.00	16:19:18	AIMX
29	1173.00	16:19:43	AIMX
66	1173.00	16:19:43	AIMX
362	1174.00	16:20:15	AIMX
49	1174.00	16:20:15	AIMX
25	1174.00	16:20:15	AIMX
100	1174.00	16:20:15	AIMX
50	1174.00	16:20:15	AIMX
100	1174.00	16:20:15	AIMX
50	1174.00	16:20:15	AIMX
28	1174.00	16:20:15	AIMX
122	1174.00	16:20:40	AIMX
50	1174.00	16:20:40	AIMX
200	1174.00	16:20:40	AIMX
97	1174.00	16:20:40	AIMX
45	1175.00	16:20:40	AIMX
451	1174.00	16:21:01	AIMX
100	1173.00	16:21:01	AIMX
35	1173.00	16:24:40	AIMX
212	1174.00	16:24:40	AIMX
62	1174.00	16:24:40	AIMX
300	1174.00	16:24:40	AIMX
100	1174.00	16:24:40	AIMX
82	1174.00	16:24:40	AIMX
94	1174.00	16:24:40	AIMX
38	1174.00	16:24:40	AIMX
95	1174.00	16:24:40	AIMX
55	1174.00	16:24:40	AIMX
124	1174.00	16:24:40	AIMX

76	1174.00	16:24:40	AIMX
100	1174.00	16:24:40	AIMX
107	1174.00	16:24:40	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results.

The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.